SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       COMMUNITY SAVINGS BANKSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    204037105
           ----------------------------------------------------------
                                 (CUSIP Number)


      David J. Harris, Esq., 1775 Eye Street, N.W., Washington, D.C. 20005
                                 (202) 261-3385

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 13, 1999

           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see he Notes).

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                   (b) x

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY



--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

----------------------- --------- ----------------------------------------------
      NUMBER OF            7      SOLE VOTING POWER
       SHARES
     BENEFICIALLY                 539,289
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                  0
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                  539,289
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             539,289
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES


------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.11%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

ITEM 1.  Security and Issuer.

         This Statement relates to the shares of common stock, $.01 par value ("Shares"), of Community Savings Bankshares, Inc. (the "Company"). The address of the Company is 660 U.S. Highway 1, North Palm Beach, FL 33408.

ITEM 2. Identity and Background.

Further information regarding the identity and background of the Reporting Person is as follows:

         (a)   Josiah T. Austin

         (b)   El Coronado Ranch, Star Route Box 395, Pearce, Arizona 85625;

         (c)   Present principal occupation: individual investor;

         (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total consideration for all shares of Common Stock acquired to date is $6,548,405.14. The Shares herein reported as beneficially owned by the Reporting Person were acquired as follows:

         (1) Acting in his personal capacity, Austin purchased 25,000 shares in his own name from February 1, 1999 to March 4, 1999, in open market transaction for an aggregate consideration of $316,674.11. The primary source of funds for these acquisitions was existing personal funds.

         (2) Austin is the sole Managing Member of El Coronado Holdings, L.L.C. ("ECH"). Acting on behalf of ECH, Austin purchased from December 29, 1998 to April 14, 1999, a total of 500,400 shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $6,110,757.57. All purchases were made through the brokerage firm Morgan Stanley under a standard terms and conditions margin agreements.

         (3) Acting on behalf of the Christina E. Lowery Trust, in his capacity of Trustee, Austin purchased from January 29, 1999 to March 19, 1999 a total of 2,200 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $27,316.15. The primary source of funds for this acquisition is existing funds of the Trust.

         (4) Acting on behalf of the Matthew Austin Lowery Trust, in his capacity of Trustee, Austin purchased from January 29, 1999 to March 19, 1999 a total of 2,200 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $27,316.15. The primary source of funds for this acquisition is existing funds of the Trust.

         (5) Acting on behalf of the Valerie A. Gordon Trust, in his capacity of Trustee, Austin purchased on January 22, 1999 a total of 1,100 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $13,575.60.
The primary source of funds for this acquisition is existing funds of the Trust.

         (6) Acting on behalf of the Austin-Clark Insurance Trust, in his capacity of Trustee, Austin purchased from May 9, 1996 to January 22, 1999 a total of 8,389 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $52,765.56. The primary source of funds for this acquisition is existing funds of the Trust.

         All dollar amounts are in United States dollars.

Item 4.  Purpose of Transactions.

         The acquisitions of Common Stock to which this statement relates have been made for investment. Austin will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to these investments in Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Austin is the beneficial owner of 539,289 shares (5.11%) of the Common Stock (the "Acquired Stock"), in his personal capacity, as Trustee of the various aforementioned Trusts and as Sole Managing Member of ECH.

         (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 539,289 shares of the Acquired Stock.

         (c) No transactions in the Shares have been effected by the Reporting Person during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.


Reporting             Sale/                         No. of        Price Per
Person                Purchase       Date           Shares        Share
------                --------       ----           ------        -----

Josiah T. Austin,     Purchase        2/23/99        4,000        $12-3/4
in his personal          "            3/04/99        5,000        $12-5/8
capacity

Josiah T. Austin      Purchase        2/23/99       25,000        $12.838
on behalf of El          "            2/25/99        1,000        $12-5/8
Coronado                 "            3/01/99       10,000        $12-3/4
Holdings                 "            3/01/99        5,000        $12-7/8
                         "            3/01/99       25,000        $12-13/16
                         "            3/04/99        9,900        $12.704
                         "            3/05/99        7,000        $12-7/8
                         "            3/09/99        2,000        $12-5/8
                         "            3/11/99        7,000        $12-9/16
                         "            3/16/99        3,100        $12-7/16
                         "            3/17/99        1,000        $12-3/8
                         "            3/17/99        4,000        $12-1/2
                         "            3/18/99        5,000        $12-1/2
                         "            3/22/99       10,000        $12-1/2
                         "            3/24/99        6,000        $12-1/4
                         "            3/26/99        5,000        $12-1/4
                         "            4/12/99        1,000        $12.1875
                         "            4/13/99       10,000        $12-1/16
                         "            4/14/99        5,000        $12-1/4
Austin on behalf      Purchase        3/19/99          100        $12-1/2
of Matthew
Austin Lowery
Trust

Austin on behalf      Purchase        3/19/99          100        $12-1/2
of Christina E.
Lowery Trust


         (d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, the various trusts cited herein, Austin and any person with respect to any securities of the Company.

Item 7.  Materials Filed as Exhibits.

         None.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK].

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 22, 1999                /s/
                                    ----------------------
                                    Josiah T. Austin